UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-4682

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation

8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

Page No.

Independent Auditors’ Report	3
Financial Statements:
Statements of Net Assets Available for Benefits — December 31, 2003 and 2002	4
Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2003, 2002 and 2001	5
Notes to Financial Statements	6
Schedule 1 — Schedule of Assets (Held at End of Year) — December 31, 2003	15
Signature	16
Exhibits:
Index	E-1
Exhibit 23	E-2
Consent of Independent Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plans Committee of Thomas & Betts Corporation

Thomas & Betts Corporation Employees’ Investment Plan:

      We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003 and the schedule of assets (held at end of year). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in Schedule 1 is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
June 28, 2004

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

PLAN ASSETS
Investments at fair value:
Mutual Funds	$99,093,197	$79,799,301
Thomas & Betts Corporation Stock Fund	9,626,932	8,204,167
Employee Loan Fund	3,682,358	3,804,537

Total investments at fair value	112,402,487	91,808,005
Investments at contract value:
Vanguard Retirement Savings Trust	24,065,497	27,734,333

Total investments	136,467,984	119,542,338
Receivable from Thomas & Betts Corporation:
Employee contributions	32,724	207,212
Employer contributions	17,174	—

Total receivables	49,898	207,212

NET ASSETS AVAILABLE FOR BENEFITS	$136,517,882	$119,749,550

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,

	2003	2002	2001

Investment income (loss):
Dividends on Thomas & Betts Corporation Stock Fund	$—	$91	$299,607
Interest and other dividends	3,187,793	3,214,007	5,048,419

	3,187,793	3,214,098	5,348,026
Net appreciation (depreciation) in fair value of investments:
Net realized gain (loss) on sales of investments	(3,556,279)	(5,322,381)	(2,776,064)
Unrealized appreciation (depreciation) of investments	23,523,817	(16,737,290)	(11,989,334)

	19,967,538	(22,059,671)	(14,765,398)

Total investment income (loss)	23,155,331	(18,845,573)	(9,417,372)
Contributions:
Employees	7,338,537	8,013,334	9,260,012
Employer (note 6)	1,586,383	3,396,146	2,514,075
Assets received from plan mergers	—	—	3,392,652

Total contributions	8,924,920	11,409,480	15,166,739

Administrative expenses	(109,513)	(134,303)	(166,641)
Withdrawals	(15,202,406)	(19,211,350)	(20,452,377)

Net increase (decrease)	16,768,332	(26,781,746)	(14,869,651)
Net assets available for benefits:
Beginning of year	119,749,550	146,531,296	161,400,947

End of year	$136,517,882	$119,749,550	$146,531,296

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1: Plan Description

General

      The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) on April 4, 1984, effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Employee and Employer Contributions

      An eligible covered employee may participate in the Plan by electing to authorize before tax contributions in an amount equal to any whole percentage of his or her compensation up to 30% (15% prior to July 1, 2002) each payroll period. In 2001 and 2002, the Corporation contributed 75% of the amount of a participant’s before tax contributions up to 3% of compensation and 50% of the amount of a participant’s before tax contribution over 3% and up to 5% of compensation. In 2003, the Corporation elected to contribute the same amount.

      An eligible covered employee who has attained age 50 before the end of a year may also elect to make before-tax catch-up contributions. The Corporation does not make any matching contributions with respect to before-tax contributions in excess of 5% of compensation for a payroll period or catch-up contributions.

Investment Funds

      Assets of the Plan are held in the following funds. The following descriptions were provided by the respective investment managers.

(1) The Thomas & Betts Corporation Stock Fund’s assets are invested in common stock of the Corporation and the Vanguard Federal Money Market Fund.

(2) The Vanguard 500 Index Fund invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.

(3) The Vanguard U.S. Growth Fund invests in high-quality, established growth stocks of companies based in the United States.

(4) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on “blue chip” stocks), corporate bonds, U.S. Government securities and preferred stock.

(5) The Vanguard International Growth Fund invests in the stocks of companies located outside the United States.

(6) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(7) The Vanguard Retirement Savings Trust is a collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(8) The Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

(9) The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

(10) The Vanguard Capital Opportunity Fund is an aggressive growth stock mutual fund that invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.

(11) The Vanguard Explorer Fund is a small-company growth stock mutual fund that invests in a diversified group of small-company stocks with prospects for above-average growth.

(12) The Vanguard LifeStrategy Conservative Growth Fund invests in five other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to bonds and 40% to common stocks. This gives the fund exposure to a broadly diversified group of U.S. and foreign stocks and various types of bonds.

(13) The Vanguard LifeStrategy Growth Fund invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. This gives the fund exposure to a broadly diversified group of U.S. and foreign stocks and various types of bonds.

(14) The Vanguard LifeStrategy Income Fund invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to bonds and 20% to common stocks. This gives the fund exposure to a broadly diversified group of U.S. stocks and various types of bonds.

(15) The Vanguard LifeStrategy Moderate Growth Fund invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. This gives the fund exposure to a broadly diversified group of U.S. and foreign stocks and various types of bonds.

(16) The Vanguard PRIMECAP Fund (first available January 1, 2003) seeks long-term capital appreciation, using a fundamental approach to invest in growth-oriented companies at attractive valuation levels. The fund has the flexibility to invest across all market capitalizations and industry sectors, although holdings are generally large- and mid-capitalization stocks.

(17) The Vanguard Growth Index Fund (first available January 1, 2003) seeks to track the investment performance of the Morgan Stanley Capital International (MSCI)

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

US Prime Market Growth Index, an unmanaged benchmark representing large U.S. firms, primarily large-capitalization stocks.

      Each participating employee may direct before tax contributions in any one or more of the above funds. The Corporation’s contribution is allocated among the funds in the same proportion as the employee’s before tax contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group on any business day.

Participant Loans

      The Plan permits active participants with vested accrued benefits of at least $2,000 to borrow directly from their account. Participants may borrow a minimum of $1,000 up to the lesser of 50% of their vested accrued benefit or $50,000 less any outstanding loans for a period of up to 5 years. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant shall be reinvested in proportion to the participant’s most recent investment directive.

Note 2: Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates in Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation

      The Plan’s investments are stated at fair value except for The Vanguard Retirement Savings Trust which is valued at contract value as it is fully benefit-responsive. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation’s stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Employee loans are valued at cost, which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

      The Vanguard Group has been designated by the Board of Directors of the Corporation as the plan trustee.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 3: Amendments to The Plan

      In 2002, the Corporation amended the Plan to (i) reflect the Economic Growth and Tax Relief Reconciliation Act of 2001, (ii) increase the percentage of compensation that non-highly compensated employees may contribute on a before-tax basis, (iii) permit catch-up contributions, (iv) add certain new investment funds and eliminate closed investment funds, (v) reflect regulations issued regarding minimum required distributions, (vi) provide that the Plan administrator shall make initial determinations regarding claims filed under the Plan (effective July 1, 2002), (vii) provide for “mirror voting” for any shares of Corporation common stock held under the Plan for which voting instructions are not provided, (viii) change the testing methodology utilized for the ADP and ACP tests, (ix) provide for full vesting of the accounts of certain participants affected by divestitures and various plant closings, and (x) make certain additional changes.

      In 2003, the Corporation amended the Plan to (i) eliminate the stated formula for determining the amount of matching contributions and provide that the amount of matching contributions, if any, to be made will be determined by the Corporation, in its sole discretion, and (ii) change the definition of compensation used for purposes of applying certain Internal Revenue Code limits, in an effort to simplify administration.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4: Investments

      The following table presents investments at December 31, 2003 and 2002.

	2003		2002

	Number of		Number of
	shares/units		shares/units
	or principal		or principal
	amount	Fair Value	amount	Fair Value

Investments at fair value as determined by quoted market price:
Thomas & Betts Corporation Stock Fund	1,276,781	$9,626,932	1,465,030	$8,204,167
Vanguard Wellington Fund	1,007,055	29,013,259	1,033,194	25,375,238
Vanguard 500 Index Fund	292,111	29,991,010	296,454	24,057,220
Vanguard U.S. Growth Fund	956,085	14,494,252	1,003,380	12,100,758
Vanguard International Growth Fund	266,901	4,305,109	256,792	3,122,592
Vanguard Windsor II Fund	244,972	6,489,298	257,547	5,356,981
Vanguard Extended Market Index Fund	118,874	3,169,186	106,550	1,996,745
Vanguard Total Bond Market Index Fund	671,060	6,918,633	704,773	7,315,545
Vanguard Capital Opportunity Fund	57,771	1,467,963	3,359	57,099
Vanguard Explorer Fund	14,248	934,957	1,876	85,345
Vanguard LifeStrategy Conservative Growth Fund	16,071	233,678	5,049	64,728
Vanguard LifeStrategy Growth Fund	25,964	471,514	4,921	70,669
Vanguard LifeStrategy Income Fund	34,613	456,889	8,651	106,575
Vanguard LifeStrategy Moderate Growth Fund	16,639	276,378	6,475	89,806
Vanguard PRIMECAP Fund	13,807	732,320	—	—
Vanguard Growth Index Fund	5,568	138,751	—	—
Investments at contract value:
Vanguard Retirement Savings Trust	24,065,497	24,065,497	27,734,333	27,734,333

		132,785,626		115,737,801
Employee Loan Fund	3,682,358	3,682,358	3,804,537	3,804,537

Total Investments		$136,467,984		$119,542,338

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A summary of net realized gains/ losses on sales of investments for the years ended December 31, 2003, 2002, and 2001 follows:

	Proceeds		Net Realized
	From Sales	Cost	(Loss) Gain

2003
Thomas & Betts Corporation Stock Fund	$2,500,531	$3,476,023	$(975,492)
All other investments	28,398,409	30,979,196	(2,580,787)

	$30,898,940	$34,455,219	$(3,556,279)

2002
Thomas & Betts Corporation Stock Fund	$2,742,422	$3,603,274	$(860,852)
All other investments	45,339,095	49,800,624	(4,461,529)

	$48,081,517	$53,403,898	$(5,322,381)

2001
Thomas & Betts Corporation Stock Fund	$3,629,441	$4,576,971	$(947,530)
All other investments	39,307,601	41,136,135	(1,828,534)

	$42,937,042	$45,713,106	$(2,776,064)

      A summary of unrealized appreciation (depreciation) of investments for 2003, 2002 and 2001 follows:

	Thomas & Betts
	Common Stock	All Other
	Fund	Investments	Total

Balance at December 31, 2000	$(7,235,883)	$8,548,812	$1,312,929
Unrealized appreciation (depreciation)	3,571,922	(15,561,256)	(11,989,334)

Balance at December 31, 2001	(3,663,961)	(7,012,444)	(10,676,405)
Unrealized appreciation (depreciation)	(1,175,142)	(15,562,148)	(16,737,290)

Balance at December 31, 2002	(4,839,103)	(22,574,592)	(27,413,695)
Unrealized appreciation (depreciation)	3,473,991	20,049,826	23,523,817

Balance at December 31, 2003	$(1,365,112)	$(2,524,766)	$(3,889,878)

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      During the years ended December 31, 2003, 2002 and 2001, the Plan’s investments — including investments bought and sold, as well as held, during the year — appreciated (depreciated), as follows:

	2003	2002	2001

Thomas & Betts Corporation Stock Fund	$2,518,586	$(2,002,961)	$2,624,392
Vanguard Short-Term Federal Fund	—	10,436	15,120
Vanguard 500 Index Fund	6,335,978	(7,617,325)	(5,398,880)
Vanguard U.S. Growth Fund	3,066,734	(7,153,318)	(9,401,550)
Vanguard Wellington Fund	4,277,406	(2,889,611)	(964,907)
Vanguard Intermediate-Term Treasury Fund	—	39,984	10,879
Vanguard International Growth Fund	1,038,420	(747,683)	(1,057,447)
Vanguard Windsor Fund	—	(81,490)	8,628
Vanguard Windsor II Fund	1,408,985	(1,248,768)	(380,218)
Vanguard Small-Cap Index Fund	—	(47,162)	6,095
Vanguard Extended Market Index Fund	863,237	(452,307)	(283,586)
Vanguard Total Bond Market Index Fund	(56,558)	140,494	56,076
Vanguard Capital Opportunity Fund	173,837	1,172	—
Vanguard LifeStrategy Growth Fund	49,159	(2,285)	—
Vanguard Explorer Fund	120,657	(805)	—
Vanguard LifeStrategy Income Fund	23,232	(1,733)	—
Vanguard LifeStrategy Conservative Growth Fund	14,947	(6,954)	—
Vanguard LifeStrategy Moderate Growth Fund	28,818	645	—
Vanguard PRIMECAP Fund	90,040	—	—
Vanguard Growth Index Fund	14,060	—	—

Net appreciation (depreciation) in fair value of investments	$19,967,538	$(22,059,671)	$(14,765,398)

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5: Investment Fund Participation

      As of December 31, 2003, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,361
Vanguard 500 Index Fund	1,963
Vanguard U.S. Growth Fund	1,579
Vanguard Wellington Fund	1,769
Employee Loan Fund	928
Vanguard International Growth Fund	664
Vanguard Windsor II Fund	691
Vanguard Retirement Savings Trust	1,646
Vanguard Total Bond Market Index Fund	810
Vanguard Extended Market Index Fund	441
Vanguard LifeStrategy Growth Fund	57
Vanguard Explorer Fund	105
Vanguard LifeStrategy Income Fund	67
Vanguard LifeStrategy Conservative Growth Fund	43
Vanguard LifeStrategy Moderate Growth Fund	39
Vanguard Capital Opportunity Fund	123
Vanguard PRIMECAP Fund	54
Vanguard Growth Index Fund	25

      The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6: Contributions

      The Corporation’s contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her employer contribution account. All other employees are fully vested after five years. A participant is entitled to receive 100% of the participant’s own contributions plus earnings thereon.

      In addition, employees of certain entities acquired by the Corporation have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their employer contribution accounts. Under the provisions of the Plan, amounts forfeited can be restored to a participant if the participant is re-employed within five years of separation. Those forfeited amounts are retained as unallocated plan assets until such time as they are not subject to being

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

restored. They are then used to offset Plan Sponsor matching contributions. Forfeitures used to offset Plan Sponsor contributions totaled $1.9 million, $0.2 million and $1.8 million during the plan year ended December 31, 2003, 2002 and 2001, respectively. The Plan held unallocated assets of $1.1 million and $2.4 million at December 31, 2003 and 2002, respectively. Unallocated assets are invested in the Vanguard Retirement Savings Trust and such assets and related earnings, at times, can reduce future contributions by the Corporation.

Note 7: Termination

      The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

Note 8: Income Taxes

      The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and the trust established under the Plan is exempt from income tax under Section 501(c). Since the date of this letter, the Corporation has made amendments to the Plan that in management’s judgment do not impact the Plan’s qualified status.

Note 9: Nonexempt Transactions

      On January 10, 2002, the Corporation paid to the trust established under the Plan $48,970 of participant salary deferrals and loan repayments attributable to the September 23, 2001 through December 23, 2001 payroll periods with respect to approximately 75 participants at one of the Corporation’s facilities. On February 8, 2002, the Corporation paid to the Plan trust $11,763 in earnings on the $48,970 delinquent payments, such earnings determined in accordance with the U.S. Department of Labor Voluntary Fiduciary Correction Program, as then in effect. The Corporation paid to the Internal Revenue Service excise tax in the amount of $112 associated with the delinquent payments.

Schedule 1

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Identity of Issue	Description	Fair Value

Mutual Funds — *Vanguard Wellington Fund	1,007,055 units	$29,013,259
*Vanguard 500 Index Fund	292,111 units	29,991,010
*Vanguard U.S. Growth Fund	956,085 units	14,494,252
*Vanguard International Growth Fund	266,901 units	4,305,109
*Vanguard Windsor II Fund	244,972 units	6,489,298
*Vanguard Extended Market Index Fund	118,874 units	3,169,186
*Vanguard Total Bond Market Index Fund	671,060 units	6,918,633
*Vanguard Explorer Fund	14,248 units	934,957
*Vanguard Capital Opportunity Fund	57,771 units	1,467,963
*Vanguard LifeStrategy Conservative Growth Fund	16,071 units	233,678
*Vanguard LifeStrategy Growth Fund	25,964 units	471,514
*Vanguard LifeStrategy Income Fund	34,613 units	456,889
*Vanguard LifeStrategy Moderate Growth Fund	16,639 units	276,378
*Vanguard PRIMECAP Fund	13,807 units	732,320
*Vanguard Growth Index Fund	5,568 units	138,751
*Thomas & Betts Corporation Stock Fund	1,276,781 units	9,626,932

Total Funds		108,720,129
*Loan Fund — Participant loans, maturity dates ranging from January, 2004 to December, 2008, and interest rates ranging from 5.0% to 10.75%	3,682,358	3,682,358
Guaranteed Investment Contracts — *Vanguard Retirement Savings Trust at contract value	24,065,497 units	24,065,497

Total investments		$136,467,984

*	Indicates a party-in-interest to the Plan

See accompanying independent auditors’ report.

SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOMAS & BETTS CORPORATION EMPLOYEES’ INVESTMENT PLAN

By:	/s/ CONNIE C. MUSCARELLA

Connie C. Muscarella
Plan Administrator

Date: June 28, 2004

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

E-1